

Mail Stop 3561

April 17, 2009

Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
F/19, Unit A, JingFengCheng Building
5015 Shennan Road
Shenzhen PRC 518025

> **Re: Zhaoheng Hydropower Company**
> **Item 4.02 Form 8-K**
> **Filed April 15, 2009**
> **File No. 0-52786**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed April 15, 2009

1. Please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon. Also, please specifically identify the financial statements and years or periods covered that should no longer be relied. Refer to the requirements of Item 4.02(a) of Form 8-K. In addition, please explain to us why the interim financial statements included in Form 8-K/A filed September 2, 2008,

Form 10-Q filed August 14, 2008 and Form 10-Q filed November 14, 2008 should still be relied upon or revise your disclosure as discussed above. Finally, please revise the date on the cover page to represent the date the board of directors, a committee of the board of directors or the officer or officers authorized to take such action concluded that the previously issued financial statements should no longer be relied upon.

2. Please provide a more detailed description of the nature of the errors. Please also clarify that the correction of the error regarding related party interest had the impact of reducing additional paid in capital. In addition, with respect to each accounting error, please tell us: (i) how you originally accounted for the transactions; (ii) the change in accounting to correct the errors; and (iii) the authoritative literature that supports your revised accounting treatment. Please also tell us how you determined the effects of the accounting errors and why the effect of the error corrections had no net impact on net income.

3. Please file amendments to Form 8-K/A filed September 2, 2008, Form 10-Q filed August 14, 2008 and Form 10-Q filed November 14, 2008 to include restated interim financial statements or tell us why you believe you are not required to do so. Please note that in amendments to filings on Form 10-Q, you should disclose the effect of the restatement on your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of each period, and if the officers conclude that your disclosure controls and procedures are effective despite the restatement, the basis for their conclusions. Refer to Item 307 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant